1701 Market Street	Morgan, Lewis
Philadelphia, PA 19103	& Bockius LLP
215.963.5000	Counselors at Law
Fax: 215.963.5001

Jennifer M. Leach

Associate

215.963.5773

December 12, 2006

Sheila Stout

Division of Investment Company Regulation

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, D.C.  20549

Dear Ms. Stout:

Set forth below are your comments, and our responses to those comments, on the SEI Institutional Investments Trust (the “Trust”) Post-Effective Amendment Nos. 24 and 31 filed under the Securities Act of 1933 and the Investment Company Act of 1940, as amended (the “1940 Act”), respectively, for the purpose of the Trust’s annual update.  Both the comments and responses are based on the Prospectus and Statement of Additional Information (“SAI”), which were filed with the Securities and Exchange Commission (“SEC”) on July 14, 2006.

PROSPECTUS:

1.                                       Comment: In the “Investment Strategy” section for the Real Return Plus Fund, please state the lowest acceptable rating and either the average maturity or duration for the non-governmental securities and securitized issues, such as mortgage-backed securities and collateralized debt obligations, in which the Fund may invest.

Response: There are no restrictions on the acceptable ratings of any individual security in which the Real Return Plus Fund may invest or on the Fund’s average portfolio maturity.

2.                                       Comment: The “Risks” section for the Real Return Plus Fund states that the Fund invests in equity securities, but there is no discussion of such investments in the “Investment Strategy” section. Please ensure that the disclosure in these two sections is consistent.

Response: We have complied with this request and, accordingly, have deleted the paragraph discussing the risks of investing in equity securities from the Real Return Plus Fund’s “Risks” section.

3.                                       Comment: In the “Investment Strategy” section for the Real Return Plus Fund, please provide more information about the acceptable ratings for the Fund’s investments in REITS, as well as its fixed income investments.

Response: There are no restrictions on the acceptable ratings of any individual security in which the Real Return Plus Fund may invest.

4.                                       Comment: In the “Investment Strategy” section for the Real Return Plus Fund, please define “highly rated.”

Response: Highly rated counterparties refer to those rated “A” or better. We have inserted a reference in the Real Return Plus Fund’s “Investment Strategy” section to reflect this fact.

5.                                       Comment: In the “Investment Strategy” section for the Real Return Plus Fund, please expand on the description of the alpha overlay strategy in which the Fund will engage. For example, what are the acceptable ratings and maturities of the securities in which the Fund will invest.

Response: In managing the Real Return Plus Fund’s alpha overlay strategy, the sub-advisers may invest in derivatives, such as futures contracts, options, forward contracts and swaps representing global equity, fixed income markets and currencies markets.  We have revised the Fund’s “Investment Strategy” section to ensure that it includes this disclosure. There are no restrictions on the acceptable ratings or maturity of any individual instrument in which the Real Return Plus Fund may invest.

6.                                       Comment: If applicable, in the “Investment Strategy” section for the Real Return Plus Fund, please state the extent to which the Fund may engage in a temporary defensive position.

Response: In extraordinary market conditions the Fund’s entire portfolio maybe invested in TIPs and other government securities and the use of the alpha overlay strategy might be suspended. It is our position that the current language in the Real Return Plus Fund’s “Investment Strategy” section allows for this possibility and no additional disclosure is required.

7.                                       Comment: In the “Investment Strategy” section for the Real Return Plus Fund, please define duration.

Response: It is our belief that this term does not require a definition as the Fund’s investors are sophisticated, institutional investors who will readily understand this terminology.

8.                                       Comment: In the “Risks” section for the Real Return Plus Fund, please add disclosure regarding the risks of investing in mortgage-backed securities, asset-backed securities, collateralized debt obligations, REITS and commodity-linked securities.

Response: We have complied with this request.

9.                                       Comment: In the “Investment Strategy” section for the Global Managed Volatility Fund, please provide an index against which the Fund will be measured. If the Fund will not be benchmarked against a specific index, please explain what the Fund will be measured against.

Response: The Global Managed Volatility Fund will be not be benchmarked against a specific index. Instead, it will focus on absolute return and risk control.

10.                                 Comment: The “Investment Strategy” section for the Global Managed Volatility Fund states that the “Sub-Advisers use differing investment strategies to manage portions of the Fund’s portfolio.” Please expand on the description of those differing investment strategies.

Response: SIMC oversees a network of sub-advisers who invest the Funds’ assets in distinct segments of the market or class represented by each Fund. The sub-advisers are deliberately selected by SIMC because each adheres to a distinct investment discipline, with the goal of providing greater consistency and predictability of results, as well as broader diversification of risk across and within asset classes. These differing strategies are too numerous and too involved to discuss at length in the Fund’s “Investment Strategy” section, however, we have revised the disclosure in that section to make clear that these use of these differing strategies is intended to manage the Fund’s risk characteristics.

11.                                 Comment: The “Investment Strategy” section for the Global Managed Volatility Fund states that “The Adviser weighs securities based on their total expected risk and return.” Please confirm whether this should refer to the Adviser or to the Sub-Advisers.

Response: We have revised this disclosure to clarify that the Sub-Advisers will weigh securities based on their total expected risk and return.

12.                                 Comment: In the “Investment Strategy” section for the Global Managed Volatility Fund, please state what percentage of the Fund’s assets will be invested outside of the United States.

Response: At least 40% of the Global Managed Volatility Fund’s assets will be invested in non-U.S. securities. We have revised the disclosure in the Global Managed Volatility Fund’s “Investment Strategy” section to reflect this fact.

13.                                 Comment: Please confirm whether investment in futures is a part of the Global Managed Volatility Fund’s principal investment strategy.

Response: Investment in futures is a part of the Global Managed Volatility Fund’s principal investment strategy. This fact is stated in the Fund’s “Investment Strategy” section.

14.                                 Comment: The “Fund Fees and Expenses” table for the Global Managed Volatility Fund should include information regarding dividend expenses for short sales.

Response: The Global Managed Volatility Fund does not currently engage in short sales.  If and when it does so in the future, we will supplement the prospectus to reflect that fact.

15.                                 Comment: In the “Investment Management” section for the Global Managed Volatility Fund, please state any limit on the Fund’s investments in emerging markets.

Response: The Fund does not currently intend to invest in emerging markets although limited investment may be permitted in the future. There is no specific limit on the Fund’s future ability to invest in emerging markets countries.

16.                                 Comment: Please provide the required disclosure for the section entitled “Sub-Advisers and Portfolio Mangers.”

Response: We have complied with this request.

17.                                 Comment: In the “Purchasing and Selling Fund Shares” section, please define “eligible investor.”

Response: A definition for this term appears on page 1 of the prospectus. We have noted that fact in the “Purchasing and Selling Fund Shares” section.

18.                                 Comment: Please explain why the performance-based fees described in the section entitled “Purchasing and Selling Fund Shares” are not disclosed in the fee tables or discussed in the description of fees paid. Is the fee a maintenance fee or a fulcrum fee?

Response: SIMC receives a fee from the Funds based on the assets under management for each Fund. The fees discussed in the “Purchasing and Selling Fund Shares” section are not those paid by the Funds to SIMC, but those paid by SEI’s clients to SEI for their investment advisory services and, accordingly, are not disclosable in the “Fund Fees and Expenses” table. They are fulcrum fees.

19.                                 Comment: Please confirm that the Trust has made an election under Rule 18f-1.

Response: The Trust has not elected to be governed under Rule 18f-1 under the Investment Company Act. It is our understanding that an election under Rule 18f-1 is not required in order to make redemptions in kind.

20.                                 Comment: In the “Taxes” section, please add disclosure regarding commodity-linked securities if the % is high enough.

Response: We have complied with this request and included this disclosure in the SAI.

STATEMENT OF ADDITIONAL INFORMATION:

21.                                 Comment: The SAI states that the Global Managed Volatilty Fund may in engage in short sales up to 20%. Please add this disclosure to the Fund’s “Investment Strategy” section in the prospectus.

Response: We have complied with this request.

22.                                 Comment: In the “Investment Limitations” section, please explain what type of shareholder vote is required in order to amend the Fund’s fundamental investment limitations.

Response: We have complied with this request and have amended the disclosure to clarify that a majority vote of the Fund’s shareholders is required to amend the Fund’s fundamental investment limitations.

23.                                 Comment: In the section entitled “The Adviser and the Sub-Advisers,” please consider whether the performance-based fee discussed in the prospectus should be disclosed here. If not, why not?

Response: SIMC receives a fee from the Funds based on the assets under management for each Fund. The fees discussed in the “Purchasing and Selling Fund Shares” section are not paid by the Funds to SIMC, but are paid by SEI’s clients to SEI for their investment advisory services and, accordingly, are not disclosable in the “Fund Fees and Expenses” table nor are they required to be discussed in the section entitled “The Adviser and the Sub-Advisers” as they are not a part of the Fund’s agreements with its advisers.

24.                                 Comment: Please provide the required disclosure in the “Portfolio Management” section.

Response: We have complied with this request.

25.                                 Comment: Please confirm that the Funds comply with Rule 12b-1 and all fees paid directly by the Funds are disclosed in the fee tables.

Response: Class A Shares of the Funds will not be subject to a 12b-1 fee. We confirm that all fees paid directly by the Funds are disclosed in the fee tables contained in the Fund’s prospectus.

26.                                 Comment: In the trustees and officers table, please add “other directorships held” in the opening paragraph.

Response: We have complied with this request.

I hereby acknowledge on behalf of the Trust that: (i) the Trust is responsible for the adequacy and accuracy of the disclosure in its registration statement; (ii) SEC staff comments or changes to disclosure in response to staff comments in the registration statement reviewed by the staff do not foreclose the SEC from taking any action with respect to the registration statement; and (iii) the Trust may not assert SEC staff comments as a defense in any proceeding initiated by the SEC or any person under the federal securities laws of the United States.

Please do not hesitate to call the undersigned with any questions or comments.

Very truly yours,

/s/ Jennifer M. Leach

Jennifer M. Leach